

Mail Stop 3561

August 18, 2008

Mr. Andrew J. Norstrud
Chief Financial Officer
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607

> **Re: Stem Cell Therapy International, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed August 14, 2008**
> **File No. 000-51931**

Dear Mr. Norstrud:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                             Sincerely,

                                             Ryan C. Milne
                                             Accounting Branch Chief